UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

19 March 2015
Commission File No. 001-32846

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CRH public limited company
(Translation of registrant's name into English)

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Belgard Castle, Clondalkin,

Dublin 22, Ireland.

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F
X
Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

19th March 2015

CRH plc (the "Company") - Result of Extraordinary General Meeting

The Company is pleased to announce that the resolution proposed at the Extraordinary General Meeting ("EGM") held earlier today, 19th March 2015, to approve the proposed acquisition of certain assets (the "Acquisition") being disposed of by Lafarge S.A. and Holcim Ltd in advance of their proposed merger (the "Merger") was duly passed by shareholders. 99.99% of the shareholders who voted at the EGM voted in favour of the Acquisition.

Completion of the Acquisition remains subject to successful completion of the Merger and completion of certain local reorganisations that need to take place prior to the closing of the Acquisition.

The full text of the resolution is contained in the Notice of the EGM set out in the circular dated 20th February 2015, a copy of which is available on the Company's website, www.crh.com.  A copy of the resolution has also been submitted to the U.K. National Storage Mechanism and the Irish Stock Exchange, where it will shortly be available for inspection at:

http://www.morningstar.co.uk/uk/NSM

and at:

Companies Announcement Office
The Irish Stock Exchange
28 Anglesea Street
Dublin 2
Tel: 00 353 1 677 8808

Enquiries:

Contact
Neil Colgan
Company Secretary
Ph.: +353 1 6344 340

By:___/s/Maeve Carton___
M. Carton
Finance Director